Exhibit 99.2

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE dated as of May 11, 2006 ("First Supplemental Indenture") to the Indenture (the "Indenture") dated as of December 8, 2003 between FAIRMONT HOTELS & RESORTS INC., a Canadian corporation (herein called the "Company"), and The Bank of New York, as trustee (herein called the "Trustee"). All capitalized terms used in the First Supplemental Indenture shall have the respective meanings set forth in the Indenture.

WHEREAS, the Company has issued, the Trustee has authenticated and there have been delivered pursuant to the Indenture $270,000,000 aggregate principal amount of 3.75% Convertible Senior Notes due 2023, $3,000,000 aggregate principal amount of which are currently outstanding;

WHEREAS, the Company is party to that certain Acquisition Agreement dated January 29, 2006 (the "Agreement") by and between the Company and 3128012 Nova Scotia Limited (to be known as 4311540 Canada Inc. following the consummation of the Arrangement (as defined below) and its continuance under the laws of Canada) ("Purchaser"), pursuant to which each of the Company's issued and outstanding common shares ("Common Shares") will be transferred to Purchaser for US$45.00 per share in a Plan of Arrangement under Canadian law (the "Arrangement");

WHEREAS, immediately prior to the effective time of the Arrangement, each $1,000 in principal amount of Securities was convertible into 26.5041 Common Shares;

WHEREAS, in accordance with Section 1006(a) of the Indenture, the Company is required to enter into with the Trustee a supplemental indenture following the occurrence of a Reorganization, as a result of which holders of Common Shares are entitled to receive stock, other securities, other property, assets or cash for their Common Shares, providing, subject to Section 1006(b) of the Indenture, that each Security shall be convertible into the kind and amount of shares of stock, other securities, other property, assets or cash receivable upon such Reorganization by a holder of a number of Common Shares issuable upon conversion of such Securities;

WHEREAS, the Arrangement constitutes a Reorganization, as a result of which holders of Common Shares are entitled to receive cash for their Common Shares;

WHEREAS, pursuant to Section 1006(b) of the Indenture, Holders of Securities are not entitled to receive, upon conversion of the Securities prior to a date specified (the "Specified Date") in the Indenture, any cash or other consideration that would not be a "prescribed security" (for purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada)), but the Company has the right (at its sole option) to deliver such consideration;

WHEREAS, pursuant to Section 1006(b) of the Indenture, the Company has expressed its intention to satisfy any conversion of the Securities following the effective time of the Arrangement through the delivery of cash consideration;

WHEREAS, all acts and proceedings required by law and the Indenture to authorize, approve and constitute this First Supplemental Indenture as a valid and binding agreement for the uses and purposes set forth herein, in accordance with its terms, have been done and taken, and the execution and delivery of this First Supplemental Indenture have in all respects been duly authorized by the Company; and

WHEREAS, the foregoing recitals are made as representations or statements of fact by the Company and not by the Trustee.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee hereby agree as follows:

ARTICLE I

EFFECT OF SPECIFIED BUSINESS TRANSACTION

SECTION 1.1	Conversion

In accordance with the terms of Section 1006 of the Indenture, from and after the effective time of the Arrangement contemplated by the Agreement, each Security shall cease to be convertible into Common Shares and each Holder shall receive upon conversion, at such time as the Securities are otherwise convertible in accordance with the terms of the Indenture, an amount in cash equal to the cash consideration payable in the Arrangement for the Common Shares that a Holder of Securities would otherwise be entitled to receive upon conversion of the Securities immediately prior to the effective time of the Arrangement.

Notwithstanding the foregoing, until the Specified Date, upon conversion of Securities a Holder of Securities is not entitled to receive such cash and the Company is not required to deliver such cash, subject to the Company's right at its sole option to deliver such cash. The Company has expressed its intention to deliver such cash.

For greater certainty, from and after the effective time of the Arrangement and, until the Specified Date, provided the Company elects to deliver cash, at such time as the Securities are otherwise convertible in accordance with the terms of the Indenture, the Holder of any Security shall upon exercising the right to convert the principal amount of the Security, or any portion of such principal amount that is a positive integral of $1,000, receive with respect to each US$1,000 principal amount so converted an amount in cash equal to the product of 26.5041 and US$45.00. The consideration issuable thereafter upon conversion shall be subject to further adjustment, to the extent applicable, in accordance with Article Ten of the Indenture.

ARTICLE II

ACCEPTANCE OF SUPPLEMENTAL INDENTURE

SECTION 2.1	Trustee's Acceptance

The Trustee hereby accepts this First Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE III

GENERAL PROVISIONS

SECTION 3.1	Effect of Supplemental Indenture

On the date hereof, the Indenture shall be supplemented and amended in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

SECTION 3.2	Indenture Remains in Full Force and Effect

Except as supplemented and amended hereby, all provisions in the Indenture shall remain in full force and effect.

SECTION 3.3	Incorporation of Indenture

All the provisions of this First Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 3.4	Headings

The headings of the Articles and Sections of this First Supplemental Indenture are inserted for convenience of reference and shall not be deemed a part thereof.

SECTION 3.5	Counterparts

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.6	Confirmation of Indenture

Each of the Company and the Trustee (as the case may be) makes and reaffirms as of the date of execution of this First Supplemental Indenture all of its respective covenants and agreements set forth in the Indenture.

SECTION 3.7	Successors

All covenants and agreements in this First Supplemental Indenture by the Company or the Trustee (as the case may be) shall bind its respective successors and assigns, whether so expressed or not.

SECTION 3.8	Severability

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.9	Rights Under the Indenture

Nothing in this First Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto and their successors under the Indenture and the Security Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture.

SECTION 3.10	Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this First Supplemental Indenture, such required provision shall control. If any provision hereof modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this First Supplemental Indenture as so modified or shall be excluded, as the case may be.

SECTION 3.11	Officer's Certificate and Opinion of Counsel

The Company has delivered to the Trustee prior to the execution of this First Supplemental Indenture an Officer's Certificate and an Opinion of Counsel pursuant to Section 1104 of the Indenture.

SECTION 3.12	No Representations by the Trustee

The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

SECTION 3.13	Governing Law

THE FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS (OTHER THAN CHOICE OF LAW PROVISIONS) OF THE STATE OF NEW YORK.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed, as of the day and year first above written.

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ Stuart M. Miller
	Name:	Stuart M. Miller
	Title:	Executive Director, Corporate Services and Compliance and Corporate Secretary

THE BANK OF NEW YORK, as Trustee

By:	/s/ Stanislav Pertsev
	Name:	Stanislav Pertsev
	Title:	Assistant Treasurer